Exhibit 99.3

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO EXPANDS INTO THE BEEF MARKET

Logistical synergies guarantee competitiveness in this segment, which will focus principally on export markets

Perdigão is expanding into the beef market and plans production of over 60,000 tons of beef products next year, destined mainly for export markets.  The company has signed an industrial processing agreement with Arantes Alimentos Ltda., which will enable it to start operations immediately. These volumes will increase Perdigão’s gross sales in around R$ 270 million.

Perdigão’s expansion into the market for beef products is justified by the enormous potential of this segment:  Brazil is the world’s largest beef exporter, its second largest beef producer and has the largest cattle of any country in the world.  On top of this, the market for beef products has enormous synergies with the logistical infrastructure the company has built for distributing its other animal protein products.

The expertise that Perdigão has acquired in the distribution and sale of poultry and pork meat, as well as processed foods, make it ideally placed to compete in the market for beef products as well, taking advantage of its existing distribution channels, especially in overseas markets. In 2005 first half the company exported 337.2 thousand tons to 750 overseas clients in over 100 countries.

The business model chosen by Perdigão to spearhead its entry into this market seeks to leverage the quality and logistical efficiency of its current product line to generate demand for beef products from existing clients. This formula will enable the company to take immediate advantage of the currently favorable market conditions to launch its entry into the market for beef products.

Arantes Alimentos Ltda. operates three meat packing plants — Guararapes (SP), Pontes e Lacerda (MT) and Cachoeira Alta (GO). Under the contract signed, it will provide to Perdigão the processing services at its Cachoeira Alta plant, due to the proximity to Perdigão’s Rio Verde industrial complex and to the abundant availability of cattle in the region.

GOING BACK INTO PRODUCTION

The Cachoeira Alta plant was built about ten years ago with advanced technology and is licensed to export to the European Union, Hong Kong and Arab, African, East European and South American countries.  The plant has been closed for only four months and will resume operations in October, slaughtering approximately 750 head of cattle per day to Perdigão, equivalent to about 90% of capacity. Arantes can still produce under its own brand name or for third-parties.

Perdigão will export mainly cuts under the Perdix brand.  In Brazil it will sell top cuts for barbecuing under the Perdigão and Nabrasa brand names.  Perdigão will also source from Arantes’ other plants the outside purchases of front quarter cuts needed for its existing line of beef products, such as hamburgers, meat balls, kibes, etc…

Arantes will be responsible under the processing contract for slaughtering, deboning, packing and warehousing the beef. Perdigão will have its own cattle purchasing structure as well as quality teams for ensuring that Arantes’ production meets its own technical standards.

Perdigão will use the sales structure it has already built in all five continents to export the new products.  In the domestic market it will rely on the strength of its brand name and its existing sales structure, which covers over 90% of total Brazilian territory.

The reopening of the Arantes Alimentos Ltda. Cachoeira Alta plant will provide employment for 850 people. Preference will be given to previous employees who have been unable to find new employment, since they have the technical training.  The reopening of the meat packing plant will provide a boost to the local Cachoeira Alta economy, which suffered heavily when the plant was closed.

São Paulo, September 22nd, 2005

For further information please access www.perdigao.com.br/ri/eng or contact Edina Biava / Gabriela Las Casas, Investor Relations, phone numbers 55 11 3718.5301 / 3718.5791

All information contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.